OMV Aktiengesellschaft

OMV Investor News

October 11, 2005
7.30am (UK time) – 8.30am (CET)

OMV divests Polyfelt to Netherlands-Based Royal Ten Cate

- **Strategic divestment enables OMV to focus on core business**
- **Price: EUR 70 million**
- **Royal Ten Cate is a global leader in technical textiles**
- **Strong and strategic investor to build on Polyfelt's leading position; opportunity to expand Geosynthetics Group**

OMV, the leading oil and gas group in Central Europe, has sold its wholly owned subsidiary Polyfelt GmbH to the Dutch multinational Royal Ten Cate. The sales revenue considering the net debt amounts to EUR 70 mn. As the leading global supplier of technical textiles, Netherlands-based Royal Ten Cate is a strong and stable investor, which will fully support Polyfelt as it consolidates its international position. Through this transaction, Polyfelt – Europe's largest geosynthetics producer will be part of Royal Ten Gate, the geosynthetics market leader in the US. Polyfelt's European Geotextile- and Geosynthetics businesses will continue to be located at its Linz headquarters. OMV and Royal Ten Cate signed the agreement on 11 October 2005, with closing expected to take place by the end of this year. The transaction is subject to the approval of competition authorities.

OMV's decision to sell Polyfelt to a strategic investor is a logical step. With its increasing specialization in geotextiles, the Polyfelt group is less central to OMV's business model. The acquisition of Polyfelt is an optimal addition to Royal Ten Cate's portfolio, safeguarding Polyfelt's future growth.

OMV Deputy CEO Gerhard Roiss said: "The divestment creates a win-win situation for both sides. As an integrated oil and gas group, OMV will be able to concentrate more on boosting growth in its core businesses. With Royal Ten Cate – a strategic strong investor - Polyfelt will be in a better position to focus on continuing its international growth. We were specifically looking for a partner for Polyfelt that would actively support the company's values and enable strategic growth in geosynthetics. I am convinced that the agreement with Royal Ten Cate was the right decision for the future of Polyfelt, its workforce and the Linz site."

dlw 10/24

Move & More. OMV

Background information:

Royal Ten Cate

Royal Ten Cate is a leading global producer of technical textiles. In addition to geosynthetics, its product groups include synthetic grass, protective fabrics, antiballistic composite materials for personal and vehicle protection, and composites for the aerospace industry. Headquartered in the Netherlands, the corporation has subsidiaries in Europe, North America, Asia and Australia. In 2004, Royal Ten Cate generated € 641 in sales and a net profit of € 23 million. Its stock is traded on Euronext Amsterdam N.V. (Next Prime segment).

Polyfelt Ges.m.b.H

Linz-based Polyfelt is one of the world's leading manufacturers of geoplastics for road, railway and tunnel construction and other modern civil engineering applications. It operates worldwide. Its market share in Europe is 30%, in Southeast Asia over 35%, and in Asia/Australia over 22%. After the commissioning of the new plant in Linz the global production capacity will reach some 40,000 tons a year.

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approximately EUR 15 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,457 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Peter Niklewicz, London, IR	Tel. +44 (20) 7367-5102; e-mail: peter.niklewicz@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–September and Q3 2005** on November 22, 2005